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                              August 16, 2023

       Barry Shin
       Chief Financial Officer
       TREVENA INC
       955 Chesterbrook Blvd
       Suite 110
       Chesterbrook, PA 19087

                                                        Re: TREVENA INC
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-36193

       Dear Barry Shin:

               We have reviewed your July 28, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 14, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Notes to the Consolidated Financial Statements
       10. Product Revenue
       Variable Consideration, page 114

   1. Please address the following regarding your response to comment one of our letter dated
                                                        July 14, 2023:
                                                            Regarding your
response to the second bullet of prior comment one, clarify in your response as well as
in your future filings the extent you continue to use industry data to estimate returns
for OLINVYK given the disconnect you experienced between the actual returns and
expected returns based on industry data. If you do continue to use industry data,
explain how you determined that was appropriate and the extent to which you now
adjust such data for the higher actual returns experienced in the
 Barry Shin
TREVENA INC
August 16, 2023
Page 2
              fourth quarter of 2022 when developing your return estimates for the most recent quarters.
                Regarding the third and fourth bullets to prior comment one, please explain how you determined whether, based on your actual return experience beginning in November
              2022, sales of OLINVYK should be constrained for subsequent interim periods.
                Revise your future filings to provide a tabular breakdown of your gross sales as reduced by various adjustments, including reductions for future estimated returns, to reconcile to net revenue as presented on your Statement of Operations for all periods presented. In your response, provide us with sample disclosure for the first and second quarters of 2023.
                As noted in your response to the sixth bullet of prior comment one, you disclose in your Form 10-Q for the period ended June 30, 2023 that sales from wholesalers to hospitals and ambulatory surgical centers have occurred, at a low level, every quarter since your commercial launch of OLINVYK. Please tell us the amount of quarterly sales by the wholesalers to end customers for each of the quarters since its commercial launch, and revise your future filings to provide quantified disclosure for the periods presented. As part of such disclosure, discuss the trends in sales levels to the end user and how you considered such trends in determining the amount of reduction of revenue for future returns.
                In response to the seventh bullet of prior comment one, as well as the related disclosure added in your Form 10-Q for the period ended June 30, 2023, you list multiple positive factors that might affect or have affected sales of OLINVYK.
              To the extent you are aware of negative data, perceptions of your product, or other information that may be negatively affecting the level of sales to end customer hospitals, revise your future filings to clearly disclose such information. Provide us with your proposed revised disclosure as part of your response.

       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding our comment.



FirstName LastNameBarry Shin                                    Sincerely,
Comapany NameTREVENA INC
                                                                Division of
Corporation Finance
August 16, 2023 Page 2                                          Office of Life
Sciences
FirstName LastName